Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Genco Resources Ltd.
Suite 550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2.	Date of Material Change:

December 14, 2009

Item 3.	News Release:

A News Release was issued December 16, 2009 through Marketwire.

Item 4.	Summary of Material Change:

Genco Resources Ltd. announced the completion of its La Guitarra Feasibility Study. Kappes, Cassiday and Associates of Reno, Nevada prepared the study, which evaluated the expansion of Genco’s existing mining operations at La Guitarra Mine, and within the Temascaltepec Mining District, from 300 to 3,000 tonnes per day.

Item 5.	Full Description of Material Change:

Please see attached News Release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer:

Mr. Robert Gardner, Acting CEO of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2205.

Item 9.	Date of Report:

December 16, 2009

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO ANNOUNCES COMPLETION OF FEASIBILITY STUDY

December 16, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to announce the completion of its La Guitarra Feasibility Study. Kappes, Cassiday and Associates (“KCA”) of Reno, Nevada prepared the study, which evaluated the expansion of Genco's existing mining operations at La Guitarra Mine, and within the Temascaltepec Mining District, from 300 to 3,000 tonnes per day.

The Feasibility Study examined the construction of a new cyanide leach plant, expansion of the existing La Guitarra Mine, development of new underground mining centres and surface mining operations. KCA estimates the operation of a cyanide leach plant, in conjunction with a Merrill-Crowe precious metals recovery process and doré refinery for silver and gold, will recover approximately 44 million silver equivalent ounces (“eAg”) consisting of approximately 30 million ounces of silver and 241,000 ounces of gold over a 9-year mine life based on current Proven and Probable Reserves. The study considered the processing of 2.2 million tonnes of ore mined from underground and 6.8 million tonnes of ore mined from surface.

Projected pre-production capital costs for the construction of a new mill and mine development are US$148.7 million, which includes taxes, contingencies and working capital totaling US$40.4 million. Estimated pre-tax cash flows over the initial 9-year project life are US$125.2 million after capital recovery, resulting in a pre-tax 20% internal rate of return. The provisional time for project pay back is 3.6 years at the study's metal price averages. The estimated net present value of the project is US$74.8 million using a 5% discount rate. The study used average metal prices of US$14 per ounce for silver and US$800 per ounce for gold for all cash flow and pay back estimates.

Over the 9-year life of the current reserve, KCA summarizes average mining cost of US$11.54 per tonne of ore for surface mining and US$39.65 per tonne of ore for underground mining. Both average costs per tonne include waste movement and development. The average process cost is estimated at US$17.82 per tonne of ore, and general & administrative costs are estimated to be US$2.22 per tonne of ore. The total average cost is estimated at US$38.40 per tonne of ore from all sources. Estimated costs are US$8.32 per equivalent ounce of silver or US$475.62 per equivalent ounce of gold.

All equipment costs in the study were estimated by KCA using new equipment costs, and no provision has been made for any potential cost reductions should good used equipment become available. Estimated metal recoveries are 92% for silver and 90% for gold based on metallurgical test work conducted by KCA on several different bulk samples and ore from all identified deposits.

Mineral Reserves & Resource Information Contained in the Feasibility Study

The following table summarizes the Proven and Probable Reserves, as at August 31, 2009, contained in the Feasibility Study and used for economic analysis:

	Tonnes (000’s)	Ag g/t	Au g/t	eAg g/t
Underground Reserves
Proven	577	208	1.50	292
Probable	1,608	209	1.45	290
Total Underground Reserves (2P)	2,185	209	1.46	291
Surface Reserves
Proven	2,615	87	0.80	132
Probable	4,209	77	0.72	117
Total Surface Reserves (2P)	6,824	81	0.75	123
Total Reserves	9,009	113	0.93	165

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Underground Reserves were estimated using a 135 gram per tonne (“g/t”) cut off and a 20% dilution factor at zero grades. Underground Reserves were further reduced 10% to reflect a mineable recovery estimate. The methodology used for the Underground Reserves was a standard polygonal projection on longitudinal sections. Proven grades were projected 0-10 metres from data points and Probable grades were projected 10-25 metres from data points. Gold assays were cut to 15 g/t and silver assays were cut to 1,500 g/t. Silver equivalency is calculated using 1 gram of gold = 56 grams of silver.

Surface Reserves were calculated using a 45 g/t eAg cut-off. A total of 45,000 metres of drilling and channel samples were entered into the Guitarra deposits database for analysis prior to compositing and interpretation of the bounding 45 g/t eAg shell on 60 sections spaced on 25 metre centers along the Guitarra strike length. Sections were linked together to describe the mineralized volume to apply economics to determine the mineability of the open pit portion of the Guitarra deposits. Prior to compositing, very high grades were cut to eliminate any distortion potential to the open-pit model. Twenty-five very high grades with values up to 14.9 kg silver and 126 g/t of gold were cut to 2 kg silver and 30 g/t gold prior to compositing. The cut material represented more than a 6% decrease in average metal contained at the 1 g/t cut-off.

The methodology used for the Surface Resource is Inverse Distance Weighting to a power of three, and the Polygonal method for a check. An „Outlier Restriction' technique was applied to composite grades of silver greater than 700 g/t and gold grades of greater than 10 g/t to be projected only 15 metres or less from their spatial location in any dimension. In its place, another closest data composite is selected. This technique recognizes a very high-grade area or vein has been encountered, and will reduce its area of influence.

The following table summarizes the Measured & Indicated Resources, as at August 31, 2009, contained in the Feasibility Study:

	Tonnes (000’s)	Ag g/t	Au g/t	eAg g/t
Underground Resources
Measured	504	257	1.72	356
Indicated	1,408	257	1.74	354
Total Underground Measured & Indicated	1,912	257	1.74	354
Surface Resources
Measured	3,008	86	0.84	133
Indicated	5,972	76	0.77	119
Total Surface Measured & Indicated	8,980	79	0.79	123
Total Measured & Indicated Resources	10,892	110	0.96	164

Measured & Indicated Resources reported in the Feasibility Study include Reserves. Measured & Indicated Resources are measured in-situ and no allowance is made for dilution or mineable recovery.

No Inferred Resources were used in the economic analysis contained in the Study.

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Starting with a 1g/t cut-off and thereafter at 10g/t cut-off increments, the following table summarizes the Surface Resource base used to determine the production Open-Pit Reserves at the study's silver and gold metal prices of US$14/oz silver and US$800/oz:

La Guitarra Open-Pit Resource by Class and Cut-off

Cut-off eAg g/t	Class	Tonnes	Ag g/t	Au g/t	eAg g/t	Oz Ag	Oz Au	Oz eAg
1	Measured	4,608,923	62	0.60	95	9,188,821	88,918	14,078,704
	Indicated	8,609,933	58	0.58	90	16,067,110	160,571	24,916,205
	M + I	13,218,856	59	0.59	92	25,255,931	249,489	38,994,909
	Inferred	4,001,103	54	0.73	95	6,947,252	93,917	12,222,019
10	Measured	4,328,709	65	0.63	101	9,047,141	97,688	14,057,865
	Indicated	8,283,985	60	0.60	94	15,981,965	159,820	25,038,411
	M + I	12,612,694	62	0.61	96	25,029,106	257,508	39,096,276
	Inferred	3,810,374	56	0.76	99	6,861,113	93,115	12,129,486
20	Measured	3,966,982	70	0.68	108	8,928,898	86,738	13,776,015
	Indicated	7,725,407	64	0.64	99	15,895,886	158,979	24,592,132
	M + I	11,692,389	66	0.66	103	24,813,343	245,717	38,368,147
	Inferred	3,474,568	61	0.83	108	6,815,069	92,729	12,066.024
30	Measured	3,590,744	76	0.74	117	8,774,808	85,439	13,508,587
	Indicated	7,125,531	68	0.68	106	15,579,939	155,799	24,286,376
	M + I	10,719,275	70	0.70	110	24,354,747	241,238	37,794,963
	Inferred	3,187,303	66	0.89	115	6,764,051	91,212	11,785,847
40	Measured	3,194,151	82	0.80	127	8,421,877	82,165	13,043,639
	Indicated	6,381,900	73	0.74	114	14,980,023	151,852	23,393,460
	M + I	9,371,302	76	0.76	119	23,401,900	234,017	36,437,099
	Inferred	2,859,991	71	0.96	125	6,529,240	88,283	11,495,141
50	Measured	2,800,997	90	0.88	138	8,105,578	79,257	12,428,861
	Indicated	5,550,536	79	0.81	124	14,099,432	144,564	22,130,754
	M + I	8,351,534	83	0.83	129	22,205,101	223,821	34,559,615
	Inferred	2,493,972	77	1.06	136	6,174,786	85,004	10,906,115
60	Measured	2,431,322	98	0.96	152	7,661,401	75,050	11,882,988
	Indicated	4,784,115	86	0.89	135	13,229,586	136,909	20,767,059
	M + I	7,215,437	90	0.91	141	20,890,987	211,959	32,650,047
	Inferred	2,167,428	83	1.16	148	5,784,454	80,843	10,314,448

KCA believes there is considerable exploration potential at La Guitarra and within the Temascaltepec Mining District. Genco is presently conducting focused exploration designed to target extensions of known mineralized systems.

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Genco will review the Feasibility Study and offer guidance for the Company's plans based on that review at a future date. Subsequently, in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Genco will release a full update of Reserves and Resources separately.

Underground Reserves & Resources were prepared under the guidance of an independent mining consultant, Glenn R. Clark, P.Eng, of Glenn Clark and Associates. Surface Reserves and Resources were prepared under the guidance of an independent mining consultant, John Thornton, of Thor Resources LLC. Messrs. Clark and Thornton are 'Qualified Persons' for the purpose of NI 43-101, and are arms' length to Genco. The Feasibility Study was prepared under the direction of Daniel W. Kappes, President of Kappes, Cassiday & Associates. Mr. Kappes is a „Qualified Person' for the purposes of

NI 43-101, and he is arms' length to Genco. Messrs. Clark, Thornton and Kappes have prepared or supervised the preparation of the information that forms the basis of this news release and verified the data disclosed.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco aims to create solid shareholder value through increased silver production and reserve & resource growth.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the

Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.